PRESS RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 11, 2011

Canadian Zinc Announces $5 Million Private Placement

Toronto – May 11, 2011 – Canadian Zinc Corporation (TSX-CZN) is pleased to announce it has entered into an engagement agreement with Northern Securities Inc. (the “Agent”) on behalf of a syndicate, to raise gross proceeds of $5,000,000 in Units (the “Offering”).

The Units are priced at $0.90 and are comprised of one common share and a half common share purchase warrant. Each whole warrant shall be exercisable for one common share at an exercise price of $1.15 until 18 months from the date of closing. The Company has granted the Agent an over allotment option to purchase up to an additional $1,000,000 in Units.

Completion of the Offering is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. All securities issued pursuant to the Offering will be subject to a four-month hold period. The Offering is expected to be completed on or about May 31, 2011.

The net proceeds of the Offering will be used to advance the Company’s Prairie Creek Mine in the Northwest Territories of Canada, towards production and for working capital purposes.

The Agent will be paid a commission fee of 7% in cash and 7% in broker warrants exercisable for Units at $0.90 per Unit for a period of 18 months from closing.

About Canadian Zinc
Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board, and it is expected that the EA process will be completed by mid 2011.

Qualified Person
Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Toll Free: 1-866-688-2001